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                               November 22, 2021

       James Thompson
       Chief Executive Officer
       SPYR, Inc.
       8547 E. Arapahoe Rd STE J527
       Greenwood Village, CO 80112

                                                        Re: SPYR, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed March 31,
2021
                                                            File No. 033-20111

       Dear Mr. Thompson:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Item 9A. Controls and Procedures, page 43

   1. It does not appear you have separately reported on and concluded on management's evaluation of internal
control over financial reporting. Please revise this section in future filings to separately
distinguish between your evaluation of disclosure controls and procedures and that of
internal control over financial reporting to comply with the requirements of Item
308(a) of Regulation S-K or explain why your disclosure is
                                                        appropriate.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 James Thompson
SPYR, Inc.
November 22, 2021
Page 2

       You may contact Scott Stringer at 202-551-3272 or Adam Phippen at 202-551-3336 with any questions.



FirstName LastNameJames Thompson                        Sincerely,
Comapany NameSPYR, Inc.
                                                        Division of Corporation
Finance
November 22, 2021 Page 2                                Office of Trade &
Services
FirstName LastName